Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406 SHAREHOLDER SERVICES MIRAE ASSET DISCOVERY FUNDS 1212 Avenue of the Americas, 10th Floor, New York, NY 10036 Shareholder Name Address 1 Address 2 Address 3 WE WOULD BE GRATEFUL FOR YOUR ASSISTANCE March 6, 2023 Dear Shareholder: We have attempted to contact you regarding the special meeting of shareholders of Emerging Markets Great Consumer Fund. If you have cast your important proxy vote since the mailing of this letter, we sincerely thank you for your assistance. This matter involves an important operating initiative for the Fund. Please contact us at 1-800-330-4627 (or 201-806-7301 for international callers) 9:00 a.m. and 10:00 p.m. Eastern Time Monday through Friday. At the time of the call please reference the ID number listed below. We have nearly secured enough proxy votes to complete the business of the meeting. If you have not yet cast your vote, please consider calling us to simply vote “Abstain”. This allows your shares to be represented at the upcoming March 15th shareholder meeting and we would be very grateful for that assistance. Thank you, Joon Hyuk Heo, CFA President Mirae Asset Discovery Funds SHAREHOLDER ID: 123456789